UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Shiloh Industries, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

824543 10 2

(CUSIP Number)

Theodore K. Zampetis

4829 W. Wickford

Bloomfield Hills, Michigan 48302

248-792-7275

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Theodore K. Zampetis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 557,913
	8	SHARED VOTING POWER 191,646
	9	SOLE DISPOSITIVE POWER 557,913
	10	SHARED DISPOSITIVE POWER 191,646
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,559
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.41%
14	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.	Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) to the Initial Statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on February 10, 2005 (the “Initial Statement”), as amended by Amendment No 1 to the Initial Statement filed with the SEC on April 3, 2013 (“Amendment No. 1” and together with this Amendment No. 2 and the Initial Statement, the “Schedule 13D”), relates to the common stock, $0.01 par value (the “Common Stock”), of Shiloh Industries, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 880 Steel Drive, Valley City, Ohio 44280. This Amendment No. 2 is being filed as a result of the disposition by the reporting person of certain shares of Common Stock as provided herein. Except as otherwise reflected in this Amendment No. 2, there have been no material changes to the information contained in the Initial Statement, as amended by Amendment No. 1. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Initial Statement.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

No material change.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (e) of Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a) Mr. Zampetis beneficially owns 749,559 shares of Common Stock, including:

•	557,913 shares of Common Stock held by Mr. Zampetis, as trustee of the Theodore K. Zampetis Declaration of Trust dated November 13, 1999; and

•	191,646 shares of Common Stock held by a charitable foundation, of which Mr. Zampetis serves as one of the four directors.

As of October 10, 2013, Mr. Zampetis is deemed to beneficially own approximately 4.41%, or 749,559 shares, of the outstanding Common Stock.

(b) Mr. Zampetis has sole voting and sole investment power with respect to 557,913 shares of Common Stock that he beneficially owns. Mr. Zampetis has shared voting and shared investment power with respect to 191,646 shares of Common Stock held by a charitable foundation, of which Mr. Zampetis serves as one of the four directors.

(c) During the past 60 days, Mr. Zampetis has sold 203,890 shares of Common Stock in open market transactions as follows:

Transaction Date	Number of Shares of Common Stock Sold	Approximate Price Per Share
9/27/2013	11,338	$13.00
9/26/2013	6,662	$13.00
9/25/2013	15,801	$13.05
9/24/2013	20,639	$13.03
9/23/2013	47,391	$12.90
9/20/2013	7,610	$12.60
9/19/2013	2,729	$12.50
9/18/2013	10,796	$12.50
9/17/2013	17,595	$12.50
9/16/2013	22,963	$12.57
9/13/2013	10,956	$12.51
9/12/2013	3,419	$12.43
9/11/2013	5,587	$12.42
9/10/2013	8,446	$12.42
9/9/2013	3,673	$12.42
9/4/2013	25	$12.40
8/30/2013	960	$12.40
8/29/2013	7,300	$12.41

(d) Not applicable.

(e) Mr. Zampetis ceased to be the beneficial owner of five percent or more of the Common Stock on September 23, 2013.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.	Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2013

/s/ Theodore K. Zampetis
Theodore K. Zampetis

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